UNI
SECURITIES AND
Washin

08031371

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

CM

SEC FILE NUMBER
8- 52067

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/06 (MM/DD/YY) AND ENDING 11/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Energy Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf + Co. LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Energy Securities, Inc.

Financial Statements
and
Independent Auditor's Report
For the Year Ended
November 30, 2007

Wolf & Company LLP
Certified Public Accountants

CONTENTS

	PAGE
Independent Auditor's Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Supplementary Information:	
Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	8
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5	9-10

Wolf & Company LLP
Certified Public Accountants

A Wolf Financial Group Member

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Energy Securities, Inc.
Brentwood, Tennessee

We have audited the accompanying statement of financial condition of ENERGY SECURITIES, INC. as of November 30, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Energy Securities, Inc. as of November 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company LLP

Oak Brook, Illinois
January 25, 2008, except for Note 5,
as to which the date is April 30, 2008

2100 Clearwater Drive • Oak Brook, Illinois 60523-1927
630.545.4500 *main* • 630.574.7818 *fax* • www.wolfcpa.com

ENERGY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

November 30, 2007

ASSETS

Cash	$ 37,091
Commissions receivable	78,000
	$ 115,091

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 1,275
Income taxes payable	7,691
Due to related party	10,165
Total liabilities	19,131
Stockholders' equity:	
Common stock, $1 par value, 1,000,000 shares authorized, 10,000 shares issued and outstanding	10,000
Additional paid-in-capital	10,000
Retained earnings	75,960
Total stockholders' equity	95,960
	$ 115,091

The accompanying notes are an integral part of these financial statements.

ENERGY SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended November 30, 2007

Revenues:	
Commissions	$ 451,650
Interest	3,804
Other income	35,000
Total revenues	490,454
Expenses:	
Professional services	24,350
Commissions	236,880
Filing fees	4,392
Office services	149,303
Payroll taxes	3,538
Miscellaneous	8,512
Total expenses	426,975
Income before income taxes	63,479
Income tax expense:	
Current	8,756
Deferred	4,527
	13,283
Net income	$ 50,196
Basic earnings per share	$ 5.02

The accompanying notes are an integral part of these financial statements.

ENERGY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended November 30, 2007

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at November 30, 2006	10,000	$ 10,000	$ 10,000	$ 25,764	$ 45,764
Net income	-	-	-	50,196	50,196
Balance at November 30, 2007	10,000	$ 10,000	$ 10,000	$ 75,960	$ 95,960

The accompanying notes are an integral part of these financial statements.

ENERGY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended November 30, 2007

Cash flows from operating activities:	
Net income	$ 50,196
Adjustments to reconcile net income to net cash used in operating activities:	
Change in:	
Commissions receivable	(72,700)
Deferred income taxes	4,527
Incomes taxes refundable/ payable	9,365
Accounts payable	(34,436)
Due to related party	10,165
Net cash used in operating activities	(32,883)
Cash provided by investing activities:	
Proceeds from certificate of deposit	50,700
Net increase in cash	17,817
Cash, beginning of year	19,274
Cash, end of year	$ 37,091

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Operations

Energy Securities, Inc. (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company provides brokerage and marketing services for limited partnerships in the oil and gas industry. These services are provided for corporations with identical ownership as the Company. Operations are located in Illinois and Tennessee.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Company have been prepared on the accrual basis of accounting. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the user.

Accounting Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes commission income, as determined in sales agreements for each partnership, upon release of subscribed amounts from escrow.

Accounts Receivable – Receivables are valued at management's estimate of the amount that will ultimately be collected. No allowance for doubtful accounts has been provided as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

Statement of Cash Flows – The Company considers cash to be all highly liquid deposits with a maturity date of three months or less.

Net Capital Requirements – The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires maintenance of minimum net capital of no less than the greater of $5,000 or 6 2/3% of aggregate indebtedness. Based upon this capital requirement, the Company is required to operate pursuant to the SEC's Customer Protection Rule and is not permitted to hold customer funds.

Basic Earnings Per Share – Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

Concentration of Risk – The Company routinely maintains balances at a financial institution in excess of the $100,000 insured by the Federal Deposit Insurance Corporation.

3. Related Parties

All commission revenues earned by the Company are earned from related entities. Commission expenses to a related party were $236,880 for the year ended November 30, 2007, which is net of $2,500 in waived expenses.

Entities owned by stockholders of the Company receive periodic payments in connection with their marketing efforts for the limited partnerships and administrative services provided to the Company. There were no professional fees earned by these entities for the year ended November 30, 2007. Included in office services is $98,003, which is net of $22,658 in waived expenses, for shared office and administrative expenses to related parties for the year ended November 30, 2007.

The Company had $10,165 due to a related party at November 30, 2007.

On April 16, 2007, the two stockholders of the Company entered into an agreement where one stockholder was bought out by the other stockholder. As part of the transaction, a non-compete agreement was executed and is effective for three years with the option to extend for an additional two years. Payments under the non-compete agreement are being made by a related party and not charged against the Company.

4. Deferred Taxes

Energy Securities, Inc. is taxed as a regular corporation. Deferred income taxes are provided for temporary differences between financial accounting and tax accounting.

5. Restatement

Subsequent to the issuance of the Company's financial statements, we became aware of an error made on Schedule I – Computation of Net Capital as of November 30, 2007. The schedule incorrectly reported the net capital as presented in the original November 30, 2007 focus report. This error had no effect on the current year's net income.

SUPPLEMENTARY INFORMATION

Schedule I

ENERGY SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of November 30, 2007

Net capital:	
Total stockholders' equity	$ 95,960
Deductions	-
Net capital	$ 95,960
Reconciliation of Company's computation:	
Net capital, as reported in Company's Part II original (unaudited) FOCUS report	$ 24,238
Non-allowable assets	6,201
Company adjustments:	
To adjust commissions receivable	78,000
To adjust accounts payable	6,000
Audit adjustments:	
To adjust income tax liability	(13,892)
To adjust professional fees payable	(4,587)
Net capital per above	$ 95,960
Minimum net capital requirements:	
6 2/3% of aggregate indebtedness (or $5,000 if greater)	$ 5,000
Excess net capital	$ 90,960
Aggregate indebtedness:	
Total liabilities from statement of financial condition/aggregate indebtedness	$ 19,131
Percentage of aggregate indebtedness to net capital	19.94%

See independent auditor's report.

Wolf & Company LLP
Certified Public Accountants

A Wolf Financial Group Member

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Energy Securities, Inc.
Brentwood, Tennessee

In planning and performing our audit of the financial statements of Energy Securities, Inc. (the Company), as of and for the year ended November 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

2100 Clearwater Drive ▲ Oak Brook, Illinois 60523-1927
630.545.4500 *main* ▲ 630.574.7818 *fax* ▲ www.wolfcpa.com

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company LLP

Oak Brook, Illinois
January 25, 2008, except for Note 5,
as to which the date is April 30, 2008

END